December 29, 2025

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Elevation Series Trust, File Nos. 333-265972; 811-23812

Ladies and Gentlemen:

On October 7, 2025, Elevation Series Trust (the “Trust” or the “Registrant”) filed post-effective amendment number 83 to the Registrant’s registration statement under the Securities Act of 1933 on Form N-1A. The staff of the Securities and Exchange Commission (the “Commission”) provided comments to the Registrant’s filing on December 1, 2025 and December 2, 2025, to which the Registrant responded and filed post-effective amendment number 92 to the Registrant’s registration statement on Form N-1A on December 29, 2025 (the “Amendment”).

Pursuant to Rule 461 under the 1933 Act, the Registrant and Paralel Distributors LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to December 30, 2025, or the earliest practicable date thereafter.

If you have any questions concerning this request, please contact Daniel Moler at (513) 352-6611.

Paralel Distributors LLC		Elevation Series Trust

By:	/s/ Bradley J. Swenson	By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson	Name:	Bradley J. Swenson
Title:	President	Title:	President